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                            May 4, 2021

       Robert Grady Burnett
       Co-Chief Executive Officer
       Macondray Capital Acquisition Corp. I
       707 Menlo Ave, Suite 110
       Menlo Park, California 94025

                                                        Re: Macondray Capital
Acquisition Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted April 7, 2021
                                                            CIK No. 0001852771

       Dear Mr. Burnett:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted April 7, 2021

       The Offering, page 8

   1. Given that a business combination requires the approval of a majority of the outstanding shares of ordinary
stock voted present and entitled to vote at the meeting, disclose the number of public shares
that would be needed to vote in favor of a business combination assuming the minimum
number of shares representing a quorum are voted.
       Risk Factors, page 10

   2. We note the name of your Company ends with a roman numeral. To the extent your founders intend on
conducting multiple SPAC offerings, include an additional risk factor discussing the impact
multiple SPAC offerings by your founders could have on the ability of your company to
complete a successful SPAC business combination.
 Robert Grady Burnett
Macondray Capital Acquisition Corp. I
May 4, 2021
Page 2
Since only holders of our founder shares will have the right to vote on the appointment of directors, page 63

3. Please reconcile the disclosure in this risk factor with disclosure on page 123 that your
         Class A and Class B ordinary shareholders are entitled to one vote per share on all matters to be voted on by shareholders and will vote together as a single class, except as required by law. To the extent the classes have disparate voting rights or the company may be
         considered a    controlled company    under Nasdaq rules, please
provide appropriate
         disclosure throughout the registration statement, including on the prospectus cover page.
        You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



FirstName LastNameRobert Grady Burnett                        Sincerely,
Comapany NameMacondray Capital Acquisition Corp. I
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Corporation Finance
May 4, 2021 Page 2                                            Office of
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FirstName LastName